Exhibit 99.1

TEVA REPORTS FOURTH QUARTER AND FULL YEAR 2013 RESULTS

•	Fourth Quarter 2013 Net Revenues of $5.4 Billion and Full Year Net Revenues of $20.3 Billion

•	Fourth Quarter 2013 Non-GAAP EPS of $1.42, GAAP diluted EPS of $0.45; Full Year Non-GAAP EPS of $5.01, GAAP diluted EPS of $1.49

•	COPAXONE® Remains the Leading Global MS Therapy with Record Annual Revenues of $4.3 Billion

•	Robust Cash Flow Supports Return to Shareholders, Capital Expenditures, Debt Reduction and Legal and Tax Payments in 2013

•	5% Increase in Quarterly Dividend

•	Company Reaffirms 2014 Financial Outlook

Jerusalem, February 6, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today reported results for the quarter and year ended December 31, 2013.

“Teva is reporting today strong results for the fourth quarter of 2013, bringing to close a year largely in-line with our expectations. During 2013, we had several key product launches, driven by a strong pipeline, which will continue to bear notable results in 2014, starting with the launch of COPAXONE 40mg/mL,” stated Eyal Desheh, Acting President and CEO of Teva. “We continue to focus our efforts on our core R&D programs and go-to-market activities while increasing organizational effectiveness through our cost-reduction program to ensure Teva’s growth and its role as a leader in the ever-changing pharmaceutical industry. 2013 was an important year for Teva and its shareholders. Many seeds were planted to ensure our long-term success and prosperity. 2014 will be a pivotal year in terms of execution and further enhancement of our strategic direction.”

Revenues for the three months ended December 31, 2013, were $5.4 billion, an increase of 3% compared to the fourth quarter of 2012. In local currency terms, revenues increased 4%. The increase was primarily attributable to higher sales of generic medicines in the U.S. and higher revenues from our global specialty medicines business, as well as higher sales of OTC products. This increase was partially offset by a decrease in generics sales outside the U.S., mostly in Japan, due to the weaker yen, and API sales to third parties.

IR Contacts:	Kevin C. Mannix Ran Meir Tomer Amitai	United States United States Israel	(215) 591-8912 (215) 591-3033 972 (3) 926-7656
PR Contacts	Iris Beck Codner Denise Bradley	Israel United States	972 (3) 926-7246 (215) 591-8974

Revenues by Segment for the Fourth Quarter 2013

						Percentage
	Three Months Ended				Percentage	Change
	December 31,				Change	2013 from
	2013	2012	% of 2013	% of 2012	2013 - 2012	2012
	U.S. $ in millions					in local currencies
Generic Medicines
United States	1,178	1,034	22%	20%	14%	14%
Europe*	940	955	17%	18%	(2%)	(5%)
Rest of the World	579	673	11%	13%	(14%)	(2%)

Total Generic Medicines	2,697	2,662	50%	51%	1%	3%
Specialty Medicines
United States	1,540	1,527	28%	29%	1%	1%
Europe*	463	422	8%	8%	10%	5%
Rest of the World	201	157	4%	3%	28%	36%

Total Specialty	2,204	2,106	40%	40%	5%	4%
Other Revenues
United States	69	60	1%	1%	15%	15%
Europe*	196	181	4%	3%	8%	6%
Rest of the World	264	240	5%	5%	10%	14%

Total Other Revenues	529	481	10%	9%	10%	11%

Total Revenues	5,430	5,249	100%	100%	3%	4%

*	All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.

Generic medicines net revenues in the fourth quarter were $2.7 billion (including API sales to third parties of $163 million), an increase of 1% compared to the fourth quarter of 2012. In local currency terms, revenues increased 3%. Generic revenues consisted of:

•	U.S. revenues of $1.2 billion, an increase of 14% compared to the fourth quarter of 2012. The increase resulted mainly from the exclusive launches of niacin ER, the generic version of Niaspan®, and temozolomide, the generic version of Temodar®, in the third quarter of 2013, and launches of duloxetine, the generic version of Cymbalta®, and tobramycin, the generic version of Tobi®, in the fourth quarter of 2013, as well as higher sales of budesonide inhalation, the generic version of Pulmicort®.

•	European revenues of $940 million, a decrease of 2%, or 5% in local currency terms, compared to the fourth quarter of 2012. The decrease was mainly due to our strategic focus on profitable and sustainable business in Germany and Spain and a contraction of the market for generics in France, as well as lower API sales to third parties. The decrease was partially offset by higher revenues in the U.K. and Italy.

IR Contacts:	Kevin C. Mannix Ran Meir Tomer Amitai	United States United States Israel	(215) 591-8912 (215) 591-3033 972 (3) 926-7656
PR Contacts	Iris Beck Codner Denise Bradley	Israel United States	972 (3) 926-7246 (215) 591-8974

•	Rest of the World (“ROW”) revenues of $579 million, a decrease of 14%, or 2% in local currency terms, compared to the fourth quarter of 2012. The decrease was primarily due to lower sales in Russia, due to a particularly weak winter season, and Japan, mainly because of the weakening of the yen.

Generics medicines comprised 50% of total revenues in the quarter, compared to 51% in the fourth quarter of 2012.

					Percentage
	Three Months Ended				Change
	December 31,				2013 from
	2013	2012	% of 2013	% of 2012	2012
	U.S. $ in millions
Generic Medicines	$2,697	$2,662	50%	51%	1%
API	163	202	3%	4%	(19%)

Specialty medicines net revenues in the fourth quarter were $2.2 billion, an increase of 5% compared to $2.1 billion in the fourth quarter of 2012. Specialty revenues consisted of:

•	U.S. revenues of $1.5 billion, an increase of 1% compared to the fourth quarter of 2012.

•	European revenues of $463 million, an increase of 10%, or 5% in local currency terms, compared to the fourth quarter of 2012.

•	ROW revenues of $201 million, an increase of 28%, or 36% in local currency terms, compared to the fourth quarter of 2012.

Specialty medicines comprised 40% of total revenues in the quarter, the same as in the fourth quarter of 2012.

The increase in specialty medicines revenues over the fourth quarter of 2012 was primarily due to increased sales of COPAXONE® and TREANDA®, partially offset by lower sales of respiratory and women’s health medicines.

IR Contacts:	Kevin C. Mannix Ran Meir Tomer Amitai	United States United States Israel	(215) 591-8912 (215) 591-3033 972 (3) 926-7656
PR Contacts	Iris Beck Codner Denise Bradley	Israel United States	972 (3) 926-7246 (215) 591-8974

Global revenues recorded by Teva for COPAXONE®, the leading multiple sclerosis therapy in the U.S. and globally, increased 8% during the quarter both in U.S. dollar terms and in local currency terms to $1,142 million, compared to $1,059 million in the fourth quarter of 2012. The increase primarily resulted from higher sales in Russia and Germany. In the U.S., sales decreased 2% to $805 million, as a result of increased competition from oral MS therapies, partially offset by a price increase. Sales outside the U.S. were $337 million, an increase of 42%, or 43% in local currency terms, compared to the fourth quarter of 2012, primarily due to the timing of tenders in Russia and higher sales in Germany.

AZILECT® revenues recorded by Teva this quarter increased 14% to $98 million, while global in-market revenues increased 18% to $133 million, primarily due to increased demand in the U.S. and Europe.

TREANDA® revenues amounted to $177 million in the quarter, an increase of 10% over the comparable quarter, due to increases in both volume and price.

Respiratory medicines revenues were $238 million this quarter, a decrease of 7% from the comparable quarter of 2012. The decrease was primarily due to lower revenues in Europe, mainly as a result of pricing pressure.

Women’s Health products revenues were $127 million this quarter, a decrease of 4% from $132 million in the comparable quarter of 2012. The decrease was primarily due to decreased sales of PARAGARD® in the U.S., partially offset by higher sales of other Women’s Health products.

					Percentage
	Three Months Ended				Change
	December 31,				2013 from
	2013	2012	% of 2013	% of 2012	2012
	U.S. $ in millions
Specialty Medicines	2,204	2,106	40%	40%	5%
CNS	1,456	1,340	27%	26%	9%
Copaxone®	1,142	1,059	21%	20%	8%
Azilect®	98	86	2%	2%	14%
Nuvigil®	76	78	1%	1%	(3%)
Provigil®	26	25	§	§	4%
Oncology	261	233	5%	4%	12%
Treanda®	177	161	3%	3%	10%
Respiratory	238	256	4%	5%	(7%)
ProAir®	114	120	2%	2%	(5%)
Qvar®	89	92	2%	2%	(3%)
Women’s Health	127	132	2%	2%	(4%)
Other Specialty	122	145	2%	3%	(16%)

§	Less than 0.5%.

IR Contacts:	Kevin C. Mannix Ran Meir Tomer Amitai	United States United States Israel	(215) 591-8912 (215) 591-3033 972 (3) 926-7656
PR Contacts	Iris Beck Codner Denise Bradley	Israel United States	972 (3) 926-7246 (215) 591-8974

Other net revenues include:

•	OTC net revenues in the quarter were $316 million, an increase of 17%, or 21% in local currency terms, compared to $269 million in the fourth quarter of 2012, primarily due to higher sales from our PGT Healthcare joint venture.

•	Other net revenues in the quarter were $213 million, mostly from the distribution of third-party products in Israel and Hungary, compared to $212 million in the fourth quarter of 2012. In local currency terms, revenues decreased by 2%.

					Percentage
	Three Months Ended December 31,				Change
					2013 from
	2013	2012	% of 2013	% of 2012	2012
	U.S. $ in millions
All Others	529	481	10%	9%	10%
OTC	316	269	6%	5%	17%
Other Revenues	213	212	4%	4%	§

§	Less than 0.5%.

Revenues by Geography for the Fourth Quarter 2013

Net revenues in the U.S. in the fourth quarter were $2.8 billion (51% of total revenues), an increase of 6% compared to the fourth quarter of 2012, driven primarily by higher sales of both generic and specialty medicines.

Net revenues in Europe in the fourth quarter were $1.6 billion (29% of total revenues), an increase of 3% compared to the fourth quarter of 2012, or 1% decrease in local currency terms. Revenues in Europe this quarter benefited from stronger revenues from specialty medicines, primarily COPAXONE®, as well as increased sales from our OTC business, partially offset by lower generic revenues

Net revenues in the ROW in the fourth quarter totaled $1.0 billion (20% of total revenues), a decrease of 2% compared to the fourth quarter of 2012, mainly due to negative foreign currency effects. In local currency terms, ROW revenues increased 7%, mainly as a result of higher revenues in Russia, Latin America and Israel, partially offset by lower revenues in Japan.

IR Contacts:	Kevin C. Mannix Ran Meir Tomer Amitai	United States United States Israel	(215) 591-8912 (215) 591-3033 972 (3) 926-7656
PR Contacts	Iris Beck Codner Denise Bradley	Israel United States	972 (3) 926-7246 (215) 591-8974

Revenues by Segment for Full Year 2013

						Percentage
	Year Ended December 31,				Percentage	Change
					Change	2013 from
	2013	2012	% of 2013	% of 2012	2013 - 2012	2012
	U.S. $ in millions					in local currencies
Generic Medicines
United States	4,181	$4,381	21%	22%	(5%)	(5%)
Europe*	3,485	3,482	17%	17%	§	(2%)
Rest of the World	2,240	2,522	11%	12%	(11%)	(1%)

Total Generic Medicines	9,906	10,385	49%	51%	(5%)	(3%)
Specialty Medicines
United States	6,026	5,857	30%	29%	3%	3%
Europe*	1,706	1,575	8%	8%	8%	6%
Rest of the World	670	718	3%	3%	(7%)	(3%)

Total Specialty	8,402	8,150	41%	40%	3%	3%
Other Revenues
United States	254	200	1%	1%	27%	27%
Europe*	797	741	4%	4%	8%	6%
Rest of the World	955	841	5%	4%	14%	16%

Total Other Revenues	2,006	1,782	10%	9%	13%	12%

Total Revenues	20,314	20,317	100%	100%	§	1%

*	All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.
§	Less than 0.5%.

Generic medicines net revenues in 2013 were $9.9 billion (including API sales to third parties of $692 million), a decrease of 5% compared to $10.4 billion in 2012. Generic revenues consisted of:

•	U.S. revenues of $4.2 billion, a decrease of 5% compared to 2012. The decrease mainly reflected the absence of royalties related to sales of atorvastatin, the generic equivalent of Lipitor® under our agreement with Ranbaxy, which we received in the first half of 2012, a decline in sales of escitalopram oxalate, the generic version of Lexapro®, to which we had exclusive rights in the first half of 2012, and a decline in sales of generic versions of Actos® (pioglitazone) and Actoplus Met® (pioglitazone/ metformin), which were launched in the third quarter of 2012.

•	European revenues of $3.5 billion, flat compared to 2012, or a 2% decrease in local currency terms. The decrease in local currency terms mainly resulted from lower sales in Germany and Spain, as well as lower sales of APIs.

•	ROW revenues of $2.2 billion, a decrease of 11%, or 1% in local currency terms, compared to 2012. The decrease in local currency terms was mainly due to lower revenues in Japan and Canada, partially offset by higher revenues in Russia and Latin America markets.

IR Contacts:	Kevin C. Mannix Ran Meir Tomer Amitai	United States United States Israel	(215) 591-8912 (215) 591-3033 972 (3) 926-7656
PR Contacts	Iris Beck Codner Denise Bradley	Israel United States	972 (3) 926-7246 (215) 591-8974

Generics medicines revenues comprised 49% of total revenues for the year, compared to 51% in 2012.

	Year Ended December 31,				Percentage Change
					2013 from
	2013	2012	% of 2013	% of 2012	2012
	U.S. $ in millions
Generic Medicines	$9,906	$10,385	49%	51%	(5%)
API	692	796	3%	4%	(13%)

Specialty medicines net revenues in 2013 were $8.4 billion, an increase of 3% compared to $8.2 billion in 2012. Specialty revenues consisted of:

•	U.S. revenues of $6.0 billion, an increase of 3% compared to 2012.

•	European revenues of $1.7 billion, an increase of 8%, or 6% in local currency terms compared to 2012.

•	ROW revenues of $670 million, a decrease of 7%, or 3% in local currency terms compared to 2012.

Specialty medicines revenues comprised 41% of total revenues for the year, compared to 40% in 2012.

The increase in specialty medicines revenues from 2012 was due to higher sales of several specialty medicines, primarily COPAXONE®, TREANDA®, AZILECT®, QVAR® and ProAir®, partially offset by a decrease in Provigil® sales due to its loss of exclusivity.

Global revenues recorded by Teva for COPAXONE®, the leading multiple sclerosis therapy in the U.S. and globally, increased 8% to $4.3 billion, compared to $4.0 billion in 2012. In the U.S., sales increased 11% to $3.2 billion, as a result of increases in both price and volume. Sales outside the U.S. were $1.1 billion, an increase of 2%, compared to 2012, mainly as a result of higher revenues in certain countries in Europe.

IR Contacts:	Kevin C. Mannix Ran Meir Tomer Amitai	United States United States Israel	(215) 591-8912 (215) 591-3033 972 (3) 926-7656
PR Contacts	Iris Beck Codner Denise Bradley	Israel United States	972 (3) 926-7246 (215) 591-8974

AZILECT® revenues recorded by Teva increased 12% to $371 million, while global in-market revenues increased 17% to $493 million, primarily due to increased demand in the U.S. and Europe as well as a price increase in the U.S.

TREANDA® revenues reached $709 million in 2013, an increase of 17% from 2012, primarily due to volume growth.

Respiratory medicines revenues were $905 million in 2013, an increase of 6% from $856 million in 2012. The increase was primarily due to higher revenues from QVAR®, ProAir® and Qnasl® in the U.S., partially offset by lower revenues in Europe.

Women’s Health medicines revenues amounted to $463 million in 2013, an increase of 3% from $448 million in 2012. The increase was primarily due to higher revenues in Europe and Latin America, as well as the launch of Quartette™ and Plan B One-Step® OTC in the U.S.

In addition, during the year we successfully launched several specialty medicines, including Quartette™ , Plan B One-Step® OTC, Lonquex® (lipegfilgrastim) and Granix® tbo-filgrastim.

					Percentage
					Change
	Year Ended December 31,				2013 from
	2013	2012	% of 2013	% of 2012	2012
	U.S. $ in millions
Specialty Medicines	8,402	8,150	41%	40%	3%
CNS	5,505	5,464	27%	27%	1%
Copaxone®	4,328	3,996	21%	20%	8%
Azilect®	371	330	2%	2%	12%
Nuvigil®	320	347	2%	2%	(8%)
Provigil®	91	417	§	2%	(78%)
Oncology	982	860	5%	4%	14%
Treanda®	709	608	3%	3%	17%
Respiratory	905	856	4%	4%	6%
ProAir®	429	406	2%	2%	6%
Qvar®	328	297	2%	1%	10%
Women’s Health	463	448	2%	2%	3%
Other Specialty	547	522	3%	3%	5%

§	Less than 0.5%.

IR Contacts:	Kevin C. Mannix Ran Meir Tomer Amitai	United States United States Israel	(215) 591-8912 (215) 591-3033 972 (3) 926-7656
PR Contacts	Iris Beck Codner Denise Bradley	Israel United States	972 (3) 926-7246 (215) 591-8974

Other net revenues include:

•	OTC net revenues for the year were $1.2 billion, an increase of 24%, or 28% in local currency terms, compared to $936 million in 2012, primarily due to growth in sales in Latin America and Europe, as well as sales of OTC products in the U.S. to The Procter & Gamble Company.

•	Other net revenues for the year were $841 million, mostly from the distribution of third-party products in Israel and Hungary, compared to $846 million in 2012. In local currency terms, revenues decreased 4%.

	Year Ended December 31,				Percentage Change 2013 from
	2013	2012	% of 2013	% of 2012	2012
	U.S. $ in millions
All Others	2,006	1,782	10%	9%	13%
OTC	1,165	936	6%	5%	24%
Other Revenues	841	846	4%	4%	(1%)

Revenues by Geography for the Full Year 2013

Net revenues in the U.S. were $10.5 billion (52% of total revenues), flat compared to 2012, driven by strong revenues of specialty medicines offset by lower sales of generic medicines.

Net revenues in Europe were $6.0 billion (29% of total revenues), an increase of 3% compared to 2012, or 1% in local currency terms. Revenues in Europe this year benefited from increased sales of specialty medicines, primarily COPAXONE®, as well as continued growth in our OTC business. This growth was partially offset by lower API sales.

Net revenues in the ROW totaled $3.9 billion (19% of total revenues), a decrease of 5% compared to 2012. In local currency terms, ROW revenues grew by 2%. The increase in local currency terms was primarily due to higher revenue in Latin America and Russia, partially offset by lower revenues in Canada and Japan.

IR Contacts:	Kevin C. Mannix Ran Meir Tomer Amitai	United States United States Israel	(215) 591-8912 (215) 591-3033 972 (3) 926-7656
PR Contacts	Iris Beck Codner Denise Bradley	Israel United States	972 (3) 926-7246 (215) 591-8974

Key Metrics

Exchange rate differences between this quarter and the fourth quarter of 2012 reduced our revenues and non-GAAP operating income by approximately $49 million and $45 million, respectively. The impact on revenues resulted primarily from the weakening of certain currencies (primarily the Japanese yen, Latin American currencies, the Russian ruble and the Canadian dollar) relative to the U.S. dollar, while the euro and the Israeli shekel appreciated against the U.S. dollar. Exchange rate differences during 2013 in comparison with 2012 negatively impacted our overall revenues by approximately $166 million and operating income by $129 million.

Non-GAAP Information This quarter, we had net non-GAAP charges of $825 million, consisting primarily of impairments of $329 million and amortization of $313 million. Accordingly, non-GAAP net income and non-GAAP EPS for the quarter are adjusted to exclude these and certain other items, as follows:

•	Impairment of $329 million relating mainly to write-off of product rights due to market changes, plant closures, write-offs of R&D projects that were terminated and of certain equity investments;

•	Amortization of purchased intangible assets totaling $313 million, of which $298 million is included in cost of goods sold and the remaining $15 million in selling and marketing expenses;

•	Net tax expense of $248 million related to settlements with the Israeli tax authorities;

•	Restructuring and acquisition expenses of $107 million mainly related to Teva’s previously announced cost reduction program;

•	Legal settlements of $15 million;

•	Regulatory actions taken in facilities of $5 million;

•	Contingent consideration and other expenses of $29 million;

•	Financial expenses of $4 million; and

•	Related tax benefits of $225 million.

Teva believes that excluding such items facilitates investors’ understanding of the Company’s business. See the attached tables for a reconciliation of U.S. GAAP results to the adjusted non-GAAP figures.

IR Contacts:	Kevin C. Mannix Ran Meir Tomer Amitai	United States United States Israel	(215) 591-8912 (215) 591-3033 972 (3) 926-7656
PR Contacts	Iris Beck Codner Denise Bradley	Israel United States	972 (3) 926-7246 (215) 591-8974

Non-GAAP gross profit margin was 58.9% in the quarter, compared to 58.7% in the fourth quarter of 2012. This reflects a decreased contribution from the sales of generic medicines, offset by higher sales of COPAXONE® and oncology product line medicines. GAAP gross profit margin was 53.3% in the quarter, compared to 53.1% in the fourth quarter of 2012.

Net Research & Development (R&D) expenditures in the quarter (excluding purchase of in-process R&D) totaled $409 million, or 7.5% of revenues, compared to $374 million, or 7.1% of revenues in the fourth quarter of 2012. The increase in R&D spending primarily reflects the progress in development activities.

Selling and Marketing expenditures (excluding amortization of purchased intangible assets) totaled $1.1 billion, or 20.6% of revenues, in the quarter, compared to $1.0 billion, or 19.9% of revenues, in the fourth quarter of 2012. The increase primarily reflects higher expenses related to royalty payments for generic medicines in the U.S. as well as higher expenses related to our specialty medicines prelaunch activities, partially offset by lower non-royalty expenses related to generic medicines.

General and Administrative (G&A) expenditures totaled $316 million in the quarter, or 5.8% of revenues, compared with $318 million, or 6.1% of revenues, for the fourth quarter of 2012.

Quarterly non-GAAP operating income was $1.4 billion, up 1% compared to the fourth quarter of 2012. Quarterly GAAP operating income was $0.6 billion compared to $0.3 billion in the fourth quarter of 2012. For the full year 2013, non-GAAP operating income was $5.2 billion, down 9% compared to the full year 2012. GAAP operating income was $1.6 billion compared to $2.2 billion in 2012.

Below is a quarterly analysis of profitability by segments or business lines. The annual analysis can be found in the appendix to this release:

IR Contacts:	Kevin C. Mannix Ran Meir Tomer Amitai	United States United States Israel	(215) 591-8912 (215) 591-3033 972 (3) 926-7656
PR Contacts	Iris Beck Codner Denise Bradley	Israel United States	972 (3) 926-7246 (215) 591-8974

	Generics
	Three months ended December 31,				Percentage Change
	2013		2012		2013 - 2012
	U.S.$ in millions / % of Segment Revenues
Revenues	$2,697	100%	$2,662	100%	1%
Gross Profit	1,149	43%	1,153	43%	§
R&D Expenses	140	5%	141	5%	(1%)
S&M Expenses	527	20%	507	19%	4%
Segment Profitability*	482	18%	505	19%	(5%)

	Total Specialty
	Three months ended December 31,				Percentage Change
	2013		2012		2013 - 2012
	U.S.$ in millions / % of Segment Revenues
Revenues	$2,204	100%	$2,106	100%	5%
Gross Profit	1,934	88%	1,813	86%	7%
R&D Expenses	265	12%	232	11%	14%
S&M Expenses	504	23%	498	24%	1%
Segment Profitability*	1,165	53%	1,083	51%	8%

	MS
	Three months ended December 31,				Percentage Change
	2013		2012		2013 - 2012
	U.S.$ in millions / % of Segment Revenues
Revenues	$1,142	100%	$1,059	100%	8%
Gross Profit	1,018	89%	925	87%	10%
R&D Expenses	22	2%	24	2%	(8%)
S&M Expenses	151	13%	166	16%	(9%)
MS Profitability*	845	74%	735	69%	15%

	Other Specialty
	Three months ended December 31,				Percentage Change
	2013		2012		2013 - 2012
	U.S.$ in millions / % of Segment Revenues
Revenues	$1,062	100%	$1,047	100%	1%
Gross Profit	916	86%	888	85%	3%
R&D Expenses	243	23%	208	20%	17%
S&M Expenses	353	33%	332	32%	6%
Other Specialty Profitability*	320	30%	348	33%	(8%)

*	Profitability is comprised of gross profit for the segment/BL, S&M and R&D expenses related to the segment/BL. Segment/BL profitability does not include G&A expenses, amortization and non- recurring items.
§	Less than 0.5%.

IR Contacts:	Kevin C. Mannix Ran Meir Tomer Amitai	United States United States Israel	(215) 591-8912 (215) 591-3033 972 (3) 926-7656
PR Contacts	Iris Beck Codner Denise Bradley	Israel United States	972 (3) 926-7246 (215) 591-8974

Financial expenses totaled $55 million in the quarter, compared with $114 million in the fourth quarter of 2012. The expenses in the quarter were below our run-rate mainly due to net positive affect from hedging activities, income from sales of securities in this quarter and lower interest expenses.

The provision for non-GAAP tax for the quarter amounted to $91 million on pre-tax non-GAAP income of $1.3 billion. The provision for tax in the fourth quarter of 2012 was $80 million on pre-tax income of $1.2 billion. The annual non-GAAP effective tax rate for 2013 was 12.8%, compared to 12.3% in 2012. The tax rate for 2013 was primarily the result of the mix of products (both type and location of production) sold during the year. In addition, tax benefits resulting from mergers between subsidiaries and tax incentives to which our subsidiaries are entitled further reduced the tax expenses for 2013.

Non-GAAP net income and non-GAAP EPS were $1.2 billion and $1.42 in the quarter, an increase of 6% and 8%, respectively, compared to $1.1 billion and $1.32 in the fourth quarter of 2012. GAAP net income and GAAP EPS were $380 million and $0.45 in the quarter compared to $320 million and $0.37 in the fourth quarter of 2012. For the full year 2013, Non-GAAP net income and non-GAAP EPS were $4.3 billion and $5.01, a decrease of 9% and 6%, respectively, compared to $4.7 billion and $5.35 in 2012. GAAP net income and GAAP EPS were $1.3 billion and $1.49 compared to $2 billion and $2.25 in 2012.

Cash flow from operations during the quarter was $816 million, compared to $1,577 million in the fourth quarter of 2012, a decrease of 48%. Free cash flow, excluding net capital expenditures and dividends, was $236 million, a decrease of $802 million compared to $1.0 billion in the fourth quarter of 2012. The decrease in cash flow was mainly due to payments made in connection with litigation and tax settlements. Excluding the effect of these settlements, cash flow from operations and free cash flow were $1.7 billion and $1.1 billion, respectively, in the quarter.

Cash and marketable securities at December 31, 2013 amounted to $1.2 billion.

During the quarter there were no share repurchases. In 2013, Teva repurchased 12.8 million shares for approximately $497 million. Since the beginning of 2012, Teva has repurchased 40.9 million shares for approximately $1.7 billion as part of the $3.0 billion share repurchase plan authorized in December 2011.

For the fourth quarter of 2013, the weighted average share count for the fully diluted earnings per share calculation was 848 million on a GAAP and non-GAAP basis. At December 31, 2013, the share count for calculating Teva’s market capitalization was approximately 848 million.

IR Contacts:	Kevin C. Mannix Ran Meir Tomer Amitai	United States United States Israel	(215) 591-8912 (215) 591-3033 972 (3) 926-7656
PR Contacts	Iris Beck Codner Denise Bradley	Israel United States	972 (3) 926-7246 (215) 591-8974

Total equity at December 31, 2013, was $22.6 billion, an increase of $0.2 billion, compared to $22.4 billion at September 30, 2013. The increase in total equity was primarily a result of GAAP net income of $380 million and currency translation adjustments, partially offset by dividend payments.

Dividend

The Board of Directors, at its meeting on February 4, 2014, declared a cash dividend for the fourth quarter of 2013 of NIS 1.21 (approximately 34 cents according to the rate of exchange on February 4, 2014) per share , a 5% increase from the third quarter 2013 dividend of NIS 1.15.

The record date will be February 24, 2014, and the payment date will be March 10, 2014. Tax will be withheld at a rate of 15%.

Annual Report on Form 20-F

Teva will file its Annual Report on Form 20-F with the SEC next week. The report will include a complete analysis of the financial results for 2013 and will be available on the company’s website, http://www.tevapharm.com, as well as through the SEC’s website: http://www.sec.gov.

Conference Call

Teva will host a conference call to discuss its fourth quarter and full year 2013 results on Thursday, February 6, 2014, at 8:00 a.m. ET. The call will be webcast and can be accessed through the Company’s website at www.tevapharm.com, or by dialing in to 1-888-895-5271 (U.S. and Canada) or 1-847-619-6547 (International). The conference ID is 36341322. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company’s website at www.tevapharm.com. A replay of the call will also be available until February 13, 2014, at 11:59 p.m. ET, by calling 1.888.843.7419 (U.S. and Canada) or 1.630.652.3042 (International). The Conference ID is 36341322#

IR Contacts:	Kevin C. Mannix Ran Meir Tomer Amitai	United States United States Israel	(215) 591-8912 (215) 591-3033 972 (3) 926-7656
PR Contacts	Iris Beck Codner Denise Bradley	Israel United States	972 (3) 926-7246 (215) 591-8974

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include our ability to achieve expected results through our innovative R&D efforts; risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially COPAXONE® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, , the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

###

IR Contacts:	Kevin C. Mannix Ran Meir Tomer Amitai	United States United States Israel	(215) 591-8912 (215) 591-3033 972 (3) 926-7656
PR Contacts	Iris Beck Codner Denise Bradley	Israel United States	972 (3) 926-7246 (215) 591-8974

APPENDIX

	Generics
	Year ended December 31,				Percentage Change
	2013		2012		2013 - 2012
	U.S.$ in millions / % of Segment Revenues
Revenues	$9,906	100%	$10,385	100%	(5%)
Gross Profit	4,095	41%	4,518	44%	(9%)
R&D Expenses	494	5%	485	5%	2%
S&M Expenses	1,945	20%	1,971	19%	(1%)
Segment Profitability*	1,656	17%	2,062	20%	(20%)

	Total Specialty
	Year ended December 31,				Percentage Change
	2013		2012		2013 - 2012
	U.S.$ in millions / % of Segment Revenues
Revenues	$8,402	100%	$8,150	100%	3%
Gross Profit	7,326	87%	7,173	88%	2%
R&D Expenses	909	11%	793	10%	15%
S&M Expenses	1,850	22%	1,686	21%	10%
Segment Profitability*	4,567	54%	4,694	58%	(3%)

	MS
	Year ended December 31,				Percentage Change
	2013		2012		2013 - 2012
	U.S.$ in millions / % of Segment Revenues
Revenues	$4,328	100%	$3,996	100%	8%
Gross Profit	3,869	89%	3,566	89%	8%
R&D Expenses	66	2%	84	2%	(21%)
S&M Expenses	533	12%	506	13%	5%
MS Profitability*	3,270	76%	2,976	74%	10%

	Other Specialty
	Year ended December 31,				Percentage Change
	2013		2012		2013 - 2012
	U.S.$ in millions / % of Segment Revenues
Revenues	$4,074	100%	$4,154	100%	(2%)
Gross Profit	3,457	85%	3,607	87%	(4%)
R&D Expenses	843	21%	709	17%	19%
S&M Expenses	1,317	32%	1,180	28%	12%
Other Specialty Profitability*	1,297	32%	1,718	41%	(25%)

*	Profitability is comprised of gross profit for the segment/BL, S&M and R&D expenses related to the segment/BL. Segment/BL profitability does not include G&A expenses, amortization and non-recurring items.
§	Less than 0.5%.

IR Contacts:	Kevin C. Mannix Ran Meir Tomer Amitai	United States United States Israel	(215) 591-8912 (215) 591-3033 972 (3) 926-7656
PR Contacts	Iris Beck Codner Denise Bradley	Israel United States	972 (3) 926-7246 (215) 591-8974

Consolidated Statements of Income

(U.S. dollars in millions, except share and per share data)

		Three months ended		Year ended
		December 31,		December 31,
		2013	2012	2013	2012
		Unaudited	Unaudited	Audited	Audited
Net revenues		5,430	5,249	20,314	20,317
Cost of sales		2,536	2,464	9,607	9,665

Gross profit		2,894	2,785	10,707	10,652
Research and development expenses		411	442	1,427	1,356
Selling and marketing expenses		1,132	1,056	4,080	3,879
General and administrative expenses		316	318	1,239	1,238
Legal settlements and loss contingencies		—	—	1,524	715
Impairments, restructuring and others		475	639	788	1,259

Operating income		560	330	1,649	2,205
Financial expenses – net		59	146	399	386

Income before income taxes		501	184	1,250	1,819
Income taxes		114	(110)	(43)	(137)
Share in losses of associated companies – net		10	14	40	46

Net income		377	280	1,253	1,910
Net loss attributable to non-controlling interests		(3)	(40)	(16)	(53)

Net income attributable to Teva		380	320	1,269	1,963

Earnings per share attributable to Teva:	Basic ($)	0.45	0.37	1.49	2.25

	Diluted ($)	0.45	0.37	1.49	2.25

Weighted average number of shares (in millions):	Basic	847	867	849	872

	Diluted	848	868	850	873

Non-GAAP net income attributable to Teva:*		1,205	1,142	4,255	4,671

Non-GAAP earnings per share attributable to Teva:	Basic ($)	1.42	1.32	5.01	5.36

	Diluted ($)	1.42	1.32	5.01	5.35

Weighted average number of shares (in millions):	Basic	847	867	849	872

	Diluted	848	868	850	873

*	See reconciliation attached.

Condensed Balance Sheets

(U.S. dollars in millions)

	December 31,	December 31,
	2013	2012
	Audited	Audited
ASSETS
Current assets:
Cash and cash equivalents	1,038	2,879
Accounts receivable	5,338	5,572
Inventories	5,053	5,502
Deferred income taxes	1,084	1,142
Other current assets	1,207	1,260

Total current assets	13,720	16,355
Other non-current assets	1,696	1,338
Property, plant and equipment, net	6,635	6,315
Identifiable intangible assets, net	6,476	7,745
Goodwill	18,981	18,856

Total assets	47,508	50,609

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	1,804	3,006
Sales reserves and allowances	4,918	4,934
Accounts payable and accruals	3,317	3,376
Other current liabilities	1,926	1,572

Total current liabilities	11,965	12,888
Long-term liabilities:
Deferred income taxes	1,247	1,849
Senior notes and loans	10,387	11,712
Other taxes and long-term liabilities	1,273	1,293

Total long-term liabilities	12,907	14,854
Equity:
Teva shareholders’ equity	22,565	22,768
Non-controlling interests	71	99

Total equity	22,636	22,867

Total liabilities and equity	47,508	50,609

Condensed Cash Flow

(U.S. Dollars in millions)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
	Unaudited	Unaudited	Audited	Audited
Operating activities:
Net income	377	280	1,253	1,910
Net change in operating assets and liabilities	359	448	968	414
Items not involving cash flow	80	849	1,016	2,248

Net cash provided by operating activities	816	1,577	3,237	4,572
Net cash used in investing activities	(316)	(409)	(1,147)	(1,134)
Net cash provided by (used in) financing activities	(619)	266	(3,883)	(1,678)
Translation adjustment on cash and cash equivalents	9	13	(48)	23

Net change in cash and cash equivalents	(110)	1,447	(1,841)	1,783
Balance of cash and cash equivalents at the beginning of period	1,148	1,432	2,879	1,096

Balance of cash and cash equivalents at the end of period	1,038	2,879	1,038	2,879

Non GAAP reconciliation items

(U.S. Dollars in millions)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
	Unaudited	Unaudited	Audited	Audited
Impairment of long-lived assets	329	495	524	1,071
Amortization of purchased intangible assets - under cost of sales	298	271	1,136	1,228
Restructuring, acquisition and other expenses	131	136	264	188
Amortization of purchased intangible assets - under selling and marketing expenses	15	13	44	44
Expense in connection with legal settlements and reserves	15	8	1,524	715
Costs related to regulatory actions taken in facilities - under cost of sales	5	25	43	128
Financial expenses related to early repayment of senior notes and other	4	32	110	32
Accelerated depreciation	3	—	9	—
Purchase of research and development in process	2	68	5	73
Minority interest changes related to impairments of co-owned assets	—	(36)	—	(36)
Inventory step-up - under cost of sales	—	—	—	63
Net of corresponding tax benefit*	23	(190)	(673)	(798)

*	Amount is net of $248 million for Amendment 69 and settlements with the Israeli tax authorities in 2013.

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

	Year ended December 31, 2013				Year ended December 31, 2012
	Audited, U.S. dollars and shares in millions (except per share amounts)
	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
Gross profit (1)	10,707	1,188	11,895	59%	10,652	1,419	12,071	59%
Operating income (1)(2)	1,649	3,549	5,198	26%	2,205	3,510	5,715	28%
Net income attributable to Teva (1)(2)(3)	1,269	2,986	4,255	21%	1,963	2,708	4,671	23%
Earnings per share attributable to Teva - diluted (4)	1.49	3.52	5.01		2.25	3.10	5.35

(1) Amortization of purchased intangible assets		1,136				1,228
Costs related to regulatory actions taken in facilities		43				128
Inventory step-up		—				63
Accelerated depreciation		9				—

Gross profit adjustments		1,188				1,419
(2) Expense in connection with legal settlements and reserves		1,524				715
Impairment of long-lived assets		524				1,071
Restructuring, acquisition and other expenses		269				261
Amortization of purchased intangible assets		44				44

		2,361				2,091

Operating income adjustments		3,549				3,510

(3) Tax effect and other items		(673)				(834)
Financial expense		110				32

Net income adjustments		2,986				2,708

(4)	The weighted average number of shares was 850 and 873 million for the years ended December 31, 2013 and 2012, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

	Three months ended December 31, 2013				Three months ended December 31, 2012
	Unaudited, U.S. dollars and shares in millions (except per share amounts)
	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
Gross profit (1)	2,894	306	3,200	59%	2,785	296	3,081	59%
Operating Profit (1)(2)	560	798	1,358	25%	330	1,016	1,346	26%
Net income attributable to Teva (1)(2)(3)	380	825	1,205	22%	320	822	1,142	22%
Earnings per share attributable to Teva - Diluted (4)	0.45	0.97	1.42		0.37	0.95	1.32
(1) Amortization of purchased intangible assets		298				271
Costs related to regulatory actions taken in facilities		5				25
Accelerated deprecation		3				—

Gross profit adjustments		306				296
(2) Impairment of long-lived assets		329				495
Restructuring, acquisition and other expenses		133				204
Amortization of purchased intangible assets		15				13
Expense in connection with legal settlements and reserves		15				8

		492				720

Operating profit adjustments		798				1016

(3) Tax effect and other items		23				(226)
Finance expense		4				32

Net income adjustments		825				822

(4)	The weighted average number of shares was 848 and 868 million for the three months ended December 31, 2013 and 2012, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

Segment Information

	Generics					Specialty
	Three months ended December 31,				Percentage Change	Three months ended December 31,				Percentage Change
	2013		2012		2013 - 2012	2013		2012		2013 - 2012
	U.S.$ in millions / % of Segment Revenues					U.S.$ in millions / % of Segment Revenues
Revenues	$2,697	100%	$2,662	100%	1%	$2,204	100%	$2,106	100%	5%
Gross Profit	1,149	43%	1,153	43%	§	1,934	88%	1,813	86%	7%
R&D Expenses	140	5%	141	5%	(1%)	265	12%	232	11%	14%
S&M Expenses	527	20%	507	19%	4%	504	23%	498	24%	1%
Segment Profitability*	482	18%	505	19%	(5%)	1,165	53%	1,083	51%	8%

*	Segment profitability is comprised of gross profit for the segment, S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and non-recurring items. Additional information can be found in note 21 of our consolidated financial statements and in “Item 5—Operating Income”.
§	Less than 0.5%.

Reconciliation of our segment profitability to Teva’s consolidated operating income

	Three months ended December 31,
	2013	2012
	U.S.$ in millions
Generic medicines profitability	$482	$505
Specialty medicines profitability	1,165	1,083

Total segment profitability	1,647	1,588
Profitability of other activities	27	76
Total profitability	1,674	1,664

Amounts not allocated to segments:
Amortization	313	284
General and administrative expenses	316	318
Legal settlements and loss contingencies	15	8
Impairments, restructuring and others	460	631
Other unallocated amounts	10	93

Consolidated operating income	560	330
Financial expenses—net	59	146

Consolidated income before income taxes	$501	$184

	Generics					Specialty
	Year ended December 31,				Percentage Change	Year ended December 31,				Percentage Change
	2013		2012		2013 - 2012	2013		2012		2013 - 2012
	U.S.$ in millions / % of Segment Revenues					U.S.$ in millions / % of Segment Revenues
Revenues	$9,906	100%	$10,385	100%	(5%)	$8,402	100%	$8,150	100%	3%
Gross Profit	4,095	41%	4,518	44%	(9%)	7,326	87%	7,173	88%	2%
R&D Expenses	494	5%	485	5%	2%	909	11%	793	10%	15%
S&M Expenses	1,945	20%	1,971	19%	(1%)	1,850	22%	1,686	21%	10%
Segment Profitability*	1,656	17%	2,062	20%	(20%)	4,567	54%	4,694	58%	(3%)

*	Segment profitability is comprised of gross profit for the segment, S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and non-recurring items. Additional information can be found in note 21 of our consolidated financial statements and in “Item 5—Operating Income”.

Reconciliation of our segment profitability to Teva’s consolidated operating income

	Year ended December 31,
	2013	2012
	U.S.$ in millions
Generic medicines profitability	$1,656	$2,062
Specialty medicines profitability	4,567	4,694

Total segment profitability	6,223	6,756
Profitability of other activities	214	197

Total profitability	6,437	6,953
Amounts not allocated to segments:
Amortization	1,180	1,272
General and administrative expenses	1,239	1,238
Legal settlements and loss contingencies	1,524	715
Impairments, restructuring and others	788	1,259
Other unallocated amounts	57	264

Consolidated operating income	1,649	2,205
Financial expenses—net	399	386

Consolidated income before income taxes	$1,250	$1,819

Revenues by Activity and Geographical Area

(Audited)

	Three Months Ended December 31,				Percentage Change	Percentage Change
	2013	2012	% of 2013	% of 2012	2013 - 2012	2013 - 2012
	U.S. $ in millions					in local currencies
Generic Medicines
United States	1,178	1,034	22%	20%	14%	14%
Europe*	940	955	17%	18%	(2%)	(5%)
Rest of the World	579	673	11%	13%	(14%)	(2%)

Total Generic Medicines	2,697	2,662	50%	51%	1%	3%
Specialty Medicines
United States	1,540	1,527	28%	29%	1%	1%
Europe*	463	422	8%	8%	10%	5%
Rest of the World	201	157	4%	3%	28%	36%

Total Specialty	2,204	2,106	40%	40%	5%	4%
Other Revenues
United States	69	60	1%	1%	15%	15%
Europe*	196	181	4%	3%	8%	6%
Rest of the World	264	240	5%	5%	10%	14%

Total Other Revenues	529	481	10%	9%	10%	11%

Total Revenues	5,430	5,249	100%	100%	3%	4%

*	All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.

Revenues by Activity and Geographical Area

(Audited)

	Year Ended December 31,				Percentage Change	Percentage Change
	2013	2012	% of 2013	% of 2012	2013 - 2012	2013 - 2012
	U.S. $ in millions					in local currencies
Generic Medicines
United States	$4,181	$4,381	21%	22%	(5%)	(5%)
Europe*	3,485	3,482	17%	17%	§	(2%)
Rest of the World	2,240	2,522	11%	12%	(11%)	(1%)

Total Generic Medicines	9,906	10,385	49%	51%	(5%)	(3%)
Specialty Medicines
United States	6,026	5,857	30%	29%	3%	3%
Europe*	1,706	1,575	8%	8%	8%	6%
Rest of the World	670	718	3%	3%	(7%)	(3%)

Total Specialty	8,402	8,150	41%	40%	3%	3%
Other Revenues
United States	254	200	1%	1%	27%	27%
Europe*	797	741	4%	4%	8%	6%
Rest of the World	955	841	5%	4%	14%	16%

Total Other Revenues	2,006	1,782	10%	9%	13%	12%

Total Revenues	20,314	20,317	100%	100%	§	1%

*	All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.
§	Less than 0.5%.

Revenues by Product line

(Unaudited)

	Three Months Ended December 31,				Percentage Change 2013 from
	2013	2012	% of 2013	% of 2012	2012
	U.S. $ in millions
Generic Medicines	$2,697	$2,662	50%	51%	1%
API	163	202	3%	4%	(19%)
Specialty Medicines	2,204	2,106	40%	40%	5%
CNS	1,456	1,340	27%	26%	9%
Copaxone®	1,142	1,059	21%	20%	8%
Azilect®	98	86	2%	2%	14%
Nuvigil®	76	78	1%	1%	(3%)
Provigil®	26	25	§	§	4%
Oncology	261	233	5%	4%	12%
Treanda®	177	161	3%	3%	10%
Respiratory	238	256	4%	5%	(7%)
ProAir®	114	120	2%	2%	(5%)
Qvar®	89	92	2%	2%	(3%)
Women’s Health	127	132	2%	2%	(4%)
Other Specialty	122	145	2%	3%	(16%)
All Others	529	481	10%	9%	10%
OTC	316	269	6%	5%	17%
Other Revenues	213	212	4%	4%	§

Total	$5,430	$5,249	100%	100%	3%

§	Less than 0.5%

Revenues by Product line

(Audited)

	Year Ended December 31,				Percentage Change 2013 from
	2013	2012	% of 2013	% of 2012	2012
	U.S. $ in millions
Generic Medicines	$9,906	$10,385	49%	51%	(5%)
API	692	796	3%	4%	(13%)
Specialty Medicines	8,402	8,150	41%	40%	3%
CNS	5,505	5,464	27%	27%	1%
Copaxone®	4,328	3,996	21%	20%	8%
Azilect®	371	330	2%	2%	12%
Nuvigil®	320	347	2%	2%	(8%)
Provigil®	91	417	§	2%	(78%)
Oncology	982	860	5%	4%	14%
Treanda®	709	608	3%	3%	17%
Respiratory	905	856	4%	4%	6%
ProAir®	429	406	2%	2%	6%
Qvar®	328	297	2%	1%	10%
Women’s Health	463	448	2%	2%	3%
Other Specialty	547	522	3%	3%	5%
All Others	2,006	1,782	10%	9%	13%
OTC	1,165	936	6%	5%	24%
Other Revenues	841	846	4%	4%	(1%)

Total	$20,314	$20,317	100%	100%	§

§	Less than 0.5%.

Revenues by Geographic Area

(Unaudited)

	Three Months Ended December 31,				Percentage Change	Percentage Change 2013 from
	2013	2012	% of 2013	% of 2012	2013 - 2012	2012
	U.S. $ in millions					in local currencies
United States:
Generic	1,178	1,034	22%	20%	14%	14%
Specialty	1,540	1,527	28%	29%	1%	1%
Others	69	60	1%	1%	15%	15%

Total United States	2,787	2,621	51%	50%	6%	6%
Europe*:
Generic	940	955	17%	18%	(2%)	(5%)
Specialty	463	422	8%	8%	10%	5%
Others	196	181	4%	3%	8%	6%

Total Europe	1,599	1,558	29%	29%	3%	(1%)
Rest of the World:
Generic	579	673	11%	13%	(14%)	(2%)
Specialty	201	157	4%	3%	28%	36%
Others	264	240	5%	5%	10%	14%

Total Rest of the World	1,044	1,070	20%	21%	(2%)	7%

Total Revenues	5,430	5,249	100%	100%	3%	4%

*	All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.

Revenues by Geographic Area

(Unaudited)

	Year Ended December 31,				Percentage Change	Percentage Change 2013 from
	2013	2012	% of 2013	% of 2012	2013 - 2012	2012
	U.S. $ in millions					in local currencies
United States:
Generic	4,181	4,381	21%	22%	(5%)	(5%)
Specialty	6,026	5,857	30%	29%	3%	3%
Others	254	200	1%	1%	27%	27%

Total United States	10,461	10,438	52%	52%	§	§
Europe*:
Generic	3,485	3,482	17%	17%	§	(2%)
Specialty	1,706	1,575	8%	8%	8%	6%
Others	797	741	4%	4%	8%	6%

Total Europe	5,988	5,798	29%	29%	3%	1%
Rest of the World:
Generic	2,240	2,522	11%	12%	(11%)	(1%)
Specialty	670	718	3%	3%	(7%)	(3%)
Others	955	841	5%	4%	14%	16%

Total Rest of the World	3,865	4,081	19%	19%	(5%)	2%

Total Revenues	20,314	20,317	100%	100%	§	1%

*	All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.
§	Less than 0.5%.